Exhibit 99.86

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1

2.	Date of Material Change

August 17, 2011.

3.	Press Release

The Press Release dated August 17, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced the closing of the exchange of special warrants for common shares.

5.	Full Description of Material Change

Vancouver, BC – Timmins Gold Corp. (TSX:TMM) (“Timmins Gold” or the “Corporation”). Further to its news release dated August 15, 2011, the Corporation is pleased to announce the exchange on August 16, 2011 of 25,205,090 special warrants (each a “Special Warrant”) that were issued by the Corporation through a private placement (the “Private Placement”) that closed on July 21, 2011 for 25,205,090 common shares (the “Common Shares”) of the Corporation that were previously issued to Pacific Road Resources Fund A, Pacific Road Resources Fund B and Pacific Road Holdings NV (together, the “Pacific Road Entities”). The Common Shares, previously held by the Pacific Road Entities and delivered into escrow until yesterday’s exchange, were delivered to the holders of Special Warrants through the facilities of The Canadian Depository for Securities Limited.

The aggregate net proceeds of the Private Placement, after deducting certain expenses of the Private Placement and the agents’ fee, was paid by the Corporation to the Pacific Road Entities in consideration for the Pacific Road Entities delivering the Common Shares to purchasers of the Special Warrants upon exchange of the Special Warrants. For greater certainty, none of the proceeds of the Private Placement were payable to the Corporation.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

August 18, 2011.